SCHEDULE I

Transactions in Securities of the Issuer During the Past Sixty Days

The Spruce House Partnership LLC

Transaction Date	Amount of Securities	Price Per Share ($)	Transaction Type
9/23/2026	200,000	$91.35	Open Market Purchase
9/24/2026	264,675	$92.16	Open Market Purchase
9/28/2026	25,000	$89.68	Open Market Purchase